Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-231751
The information in this pricing supplement is not complete and may be changed. This pricing supplement is not an offer to sell nor does it seek an offer to buy these notes in any state where the offer or sale is not permitted.
Subject to Completion, Dated March 13, 2020.
The Toronto-Dominion Bank $ Digital SPDR® S&P® Regional Banking ETF-Linked Notes due

The notes do not bear interest. The amount that you will be paid on your notes on the maturity date (expected to be the second business day after the valuation date) is based on the performance of the SPDR® S&P® Regional Banking ETF (the reference asset) as measured from the pricing date to and including the valuation date (expected to be between 13 and 15 months after the pricing date).
The return on your notes, if any, is linked to the performance of the reference asset, and not to that of the S&P® Regional Banks Select Industry Index (the target index) on which the reference asset is based. The reference asset follows a strategy of “representative sampling”, which means the reference asset’s holdings are not the same as those of the target index. The performance of the reference asset may significantly diverge from that of the target index.
If the final price on the valuation date is greater than or equal to the threshold price of 90.00% of the initial price (equal to the closing price of the reference asset on the pricing date), you will receive the threshold settlement amount of between $1,195.50 and $1,230.00 (to be determined on the pricing date) for each $1,000 principal amount of your notes. If the final price on the valuation date is less than the threshold price of 90.00% of the initial price, your payment will be less than the principal amount and you will have a loss equal to the percentage decrease below the threshold price times the downside multiplier of approximately 1.1111. Specifically, if the final price declines by more than 10.00% from the initial price, you will lose approximately 1.1111% of the principal amount of your notes for every 1% that the final price has declined below the threshold price of 90.00% of the initial price. Despite the inclusion of the threshold price, due to the downside multiplier you may lose your entire principal amount.
To determine your payment at maturity, we will calculate the percentage change of the reference asset, which is the percentage increase or decrease in the final price from the initial price. On the maturity date, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to:
●	if the percentage change is greater than or equal to -10.00% (the final price is greater than or equal to 90.00% of the initial price), the threshold settlement amount; or
●
if the percentage change is negative and is below -10.00% (the final price is less than the initial price by more than 10.00%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) approximately 1.1111 times (c) the sum of the percentage change plus 10.00%.

The notes do not guarantee the return of principal at maturity.
The notes are unsecured and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. Any payments on the notes are subject to our credit risk. The notes will not be listed or displayed on any securities exchange or electronic communications network.
You should read the disclosure herein to better understand the terms and risks of your investment. See “Additional Risk Factors” beginning on page P-7 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The initial estimated value of the notes at the time the terms of your notes are set on the pricing date is expected to be between $926.10 and $956.10 per $1,000 principal amount, which is less than the public offering price listed below. See “Additional Information Regarding the Estimated Value of the Notes” on the following page and “Additional Risk Factors” beginning on page P-7 of this document for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
	Public Offering Price[1]	Underwriting Discount[1]	Proceeds to TD
Per Note	$1,000.00	$10.80	$989.20
Total	$	$	$
TD Securities (USA) LLC

Pricing Supplement dated       , 2020

1 The public offering price for certain investors will be between 98.92% and 100.00% of the principal amount, reflecting a forgone underwriting discount with respect to such notes; see “Supplemental Plan of Distribution (Conflicts of Interest)” herein.

The public offering price, underwriting discount and proceeds to TD listed above relate to the notes we issue initially. We may decide to sell additional notes after the date of the final pricing supplement, at public offering prices and with underwriting discounts and proceeds to TD that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the public offering price you pay for such notes.
We, TD Securities (USA) LLC (“TDS”) or any of our affiliates, may use this pricing supplement in the initial sale of the notes. In addition, we, TDS or any of our affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless we, TDS or any of our affiliates informs the purchaser otherwise in the confirmation of sale, this pricing supplement will be used in a market-making transaction.
Additional Information Regarding the Estimated Value of the Notes
The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the Pricing Date, based on prevailing market conditions on the Pricing Date, and will be included in the final pricing supplement. The economic terms of the Notes are based on TD’s internal funding rate (which is TD’s internal borrowing rate based on variables such as market benchmarks and TD’s appetite for borrowing), and several factors, including any sales commissions expected to be paid to TDS, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that TD or any of TD’s affiliates expect to earn in connection with structuring the Notes, the estimated cost TD may incur in hedging its obligations under the Notes and the estimated development and other costs which TD may incur in connection with the Notes. Because TD’s internal funding rate generally represents a discount from the levels at which TD’s benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which TD’s benchmark debt securities trade in the secondary market is expected to have an adverse effect on the economic terms of the Notes. On the cover page of this pricing supplement, TD has provided the initial estimated value range for the Notes. This range of estimated values was determined by reference to TD’s internal pricing models which take into account a number of variables and are based on a number of assumptions, which may or may not materialize, typically including volatility, interest rates (forecasted, current and historical rates), price-sensitivity analysis, time to maturity of the Notes, and TD’s internal funding rate. For more information about the initial estimated value, see “Additional Risk Factors” beginning on page P-7. Because TD’s internal funding rate generally represents a discount from the levels at which TD’s benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which TD’s benchmark debt securities trade in the secondary market is expected, assuming all other economic terms are held constant, to increase the estimated value of the Notes. For more information see the discussion under “Additional Risk Factors — TD’s and TDS’s Estimated Value of the Notes are Determined By Reference to TD’s Internal Funding Rates and are Not Determined By Reference to Credit Spreads or the Borrowing Rate TD Would Pay for its Conventional Fixed-Rate Debt Securities”.
TD’s estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which TDS may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, TDS or another affiliate of TD’s intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.
Assuming that all relevant factors remain constant after the Pricing Date, the price at which TDS may initially buy or sell the Notes in the secondary market, if any, may exceed TD’s estimated value on the Pricing Date for a temporary period expected to be approximately 3 months after the Pricing Date because, in its discretion, TD may elect to effectively reimburse to investors a portion of the estimated cost of hedging its obligations under the Notes and other costs in connection with the Notes which TD will no longer expect to incur over the term of the Notes. TD made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement TD may have with the distributors of the Notes. The amount of TD’s estimated costs which is effectively reimbursed to investors in this way may not be allocated ratably throughout the reimbursement period, and TD may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Pricing Date of the Notes based on changes in market conditions and other factors that cannot be predicted.
If a party other than TDS or its affiliates is buying or selling your Notes in the secondary market based on its own estimated value of your Notes which was calculated by reference to TD’s credit spreads or the borrowing rate TD would pay for its conventional fixed-rate debt securities (as opposed to TD’s internal funding rate), the price at which such party would buy or sell your Notes could be significantly less.
We urge you to read the “Additional Risk Factors” beginning on page P-7 of this pricing supplement.

Summary
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.
Issuer:	The Toronto-Dominion Bank (“TD”)
Issue:	Senior Debt Securities, Series E
Type of Note:	Digital Notes (the “Notes”)
Term:	Expected to be between 13 and 15 months
Reference Asset:	SPDR® S&P® Regional Banking ETF (Bloomberg Ticker: KRE UP Equity)
Target Index:	S&P® Regional Banks Select Industry Index
CUSIP / ISIN:	89114RFG6 / US89114RFG65
Agent:	TD Securities (USA) LLC (“TDS”)
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Principal Amount:
$1,000 per Note; $            in the aggregate for all the offered Notes; the aggregate Principal Amount of the offered Notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the offered Notes on a date subsequent to the date of the final pricing supplement.

Pricing Date:	[ ]
Issue Date:	Expected to be five Business Days following the Pricing Date
Valuation Date:
Expected to be between 13 and 15 months after the Pricing Date, subject to postponement for market disruption events and other disruptions, as described under “General Terms of the Notes — Valuation Date(s)” in the product prospectus supplement.

Maturity Date:
Expected to be two Business Days following the Valuation Date, subject to postponement for market disruption events and other disruptions, as described under “General Terms of the Notes — Maturity Date” in the product prospectus supplement.

Payment at Maturity:
For each $1,000 Principal Amount of the Notes, we will pay you on the Maturity Date an amount in cash equal to:
●       if the Final Price is greater than or equal to the Threshold Price, the Threshold Settlement Amount; or
●     if the Final Price is less than the Threshold Price, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Downside Multiplier times (c) the sum of the Percentage Change plus the Threshold Percentage.
If the Final Price is less than the Threshold Price, investors will receive less than the Principal Amount of the Notes at maturity and may lose their entire Principal Amount.
All amounts used in or resulting from any calculation relating to the Payment at Maturity will be rounded upward or downward, as appropriate, to the nearest cent.

Threshold Settlement Amount:	Expected to be between $1,195.50 and $1,230.00 (to be determined on the Pricing Date).
Threshold Percentage:	10.00%
Threshold Price:	90.00% of the Initial Price, subject to adjustment as provided under “General Terms of the Notes—Anti-Dilution Adjustments” in the product prospectus supplement.
Downside Multiplier:	The quotient of the Initial Price divided by the Threshold Price, which equals approximately 1.1111.
Percentage Change:	The quotient of (1) the Final Price minus the Initial Price divided by (2) the Initial Price, expressed as a percentage.
Initial Price:
The Closing Price of the Reference Asset on the Pricing Date, as determined by the Calculation Agent and subject to adjustment as described herein and under “General Terms of the Notes—Anti-Dilution Adjustments” in the product prospectus supplement.

Final Price:
The Closing Price of the Reference Asset on the Valuation Date, except in the limited circumstances described under “General Terms of the Notes — Market Disruption Events” in the product prospectus supplement, as determined by the Calculation Agent and subject to adjustment as described herein and under “General Terms of the Notes—Anti-Dilution Adjustments” and “—Delisting, Discontinuance of or Material Change to an ETF” in the product prospectus supplement.

Closing Price:
The Closing Price of the Reference Asset will be the closing sale price or last reported sale price for the Reference Asset on the principal national securities exchange on which the Reference Asset is listed for trading on that day on a per-share or other unit basis or, if the Reference Asset is not quoted on any national securities exchange on that day, on any other market system or quotation system that is the primary market for the trading of the Reference Asset.

Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City.

U.S. Tax Treatment:
By purchasing the Notes, each holder agrees, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to characterize the Notes, for U.S. federal income tax purposes, as prepaid derivative contracts with respect to the Reference Asset. Based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that it would be reasonable to treat the Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization (including possible treatment as a constructive ownership transaction), such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above. Please see the discussion below under “Material U.S. Federal Income Tax Consequences”.

Canadian Tax Treatment:	Please see the discussion below under “Supplemental Discussion of Canadian Tax Consequences” for information concerning the Canadian tax implications of an investment in the Notes.
Calculation Agent:	TD
Listing:	The Notes will not be listed or displayed on any securities exchange or electronic communications network.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg) as described under “Description of the Debt Securities — Forms of the Debt Securities” and “Ownership, Book-Entry Procedures and Settlement” in the prospectus.

Canadian Bail-in:	The Notes are not bail-inable debt securities (as defined in the prospectus) under the Canada Deposit Insurance Corporation Act.
The Pricing Date, the Issue Date, the Valuation Date and the Maturity Date are subject to change. These dates will be set forth in the final pricing supplement that will be made available in connection with sales of the Notes.

Additional Terms of Your Notes
You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict the following hierarchy will govern: first, this pricing supplement; second, the product prospectus supplement; and last, the prospectus. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors” beginning on page P-7 of this pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-6 of the product prospectus supplement and “Risk Factors” on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
◾	Prospectus dated June 18, 2019: http://www.sec.gov/Archives/edgar/data/947263/000119312519175701/d741334d424b3.htm
◾	Product Prospectus Supplement MLN-ES-ETF-1 dated June 19, 2019: https://www.sec.gov/Archives/edgar/data/947263/000114036119011260/form424b3.htm
Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the “Bank,” “we,” “us,” or “our” refers to The Toronto-Dominion Bank and its subsidiaries.

Additional Risk Factors
The Notes involve risks not associated with an investment in conventional debt securities. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and “Risk Factors” in the prospectus.
You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.
Principal at Risk.
Investors in the Notes could lose their entire Principal Amount if there is a decline in the price of the Reference Asset by more than the Threshold Percentage. If the Final Price is less than the Initial Price by more than 10.00%, you will lose a portion of each $1,000 Principal Amount in an amount equal to the product of (i) the Principal Amount times (ii) the Downside Multiplier times (iii) the sum of the negative Percentage Change plus the Threshold Percentage. Specifically, you will lose approximately 1.1111% of the Principal Amount of each of your Notes for every 1% that the Final Price is less than the Initial Price in excess of the Threshold Percentage and you may lose your entire Principal Amount.
The Notes Do Not Pay Interest and Your Return on the Notes May Be Less Than the Return on Conventional Debt Securities of Comparable Maturity.
There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same term. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of TD.
Your Potential Payment at Maturity on the Notes Is Fixed and Limited to the Threshold Settlement Amount and You Will Not Participate in Any Appreciation in the Price of the Reference Asset.
Your potential Payment at Maturity on the Notes is fixed as of the Pricing Date and is limited to the Threshold Settlement Amount, which you will receive only if the Final Price is equal to or greater than the Threshold Price. The Notes do not provide for any participation in the positive performance of the Reference Asset no matter how much the price of the Reference Asset may rise above the Initial Price over the life of your Notes. Therefore, an investment in the Notes could result in a return, if any, that will be significantly less than that of a hypothetical direct investment in the Reference Asset.
Investors Are Subject to TD’s Credit Risk, and TD’s Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.
Although the return on the Notes will depend on the Final Price of the Reference Asset, the payment of any amount due on the Notes is subject to TD’s credit risk. The Notes are TD’s unsecured debt obligations. Investors are dependent on TD’s ability to pay all amounts due on the Notes on the Maturity Date and, therefore, investors are subject to the credit risk of TD and to changes in the market’s view of TD’s creditworthiness. Any decrease in TD’s credit ratings or increase in the credit spreads charged by the market for taking TD’s credit risk is likely to adversely affect the market value of the Notes. If TD becomes unable to meet its financial obligations as they become due, investors may not receive any amounts due under the terms of the Notes.
There Are Market Risks Associated with the Reference Asset.
The price of the Reference Asset can rise or fall sharply due to factors specific to the Reference Asset, the stocks and other assets comprising the Reference Asset (the “Reference Asset Constituents”)and their issuers (the “Reference Asset Constituent Issuers”), such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions. Recently, the coronavirus infection has caused volatility in the global financial markets and threatened a slowdown in the global economy. Coronavirus or any other communicable disease or infection may adversely affect the Reference Asset. You, as an investor in the Notes, should make your own investigation into the Reference Asset, the Reference Asset Constituents and the Reference Asset Constituent Issuers. For additional information, see “Information Regarding the Reference Asset” herein.

The Agent Discount, if any, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.
Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be less than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, any underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect any dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. In addition, if the dealer from which you purchase Notes, or one of its affiliates, is to conduct hedging activities for us in connection with the Notes, that dealer, or one of its affiliates, may profit in connection with such hedging activities and such profit, if any, will be in addition to any compensation that the dealer receives for the sale of the Notes to you. You should be aware that the potential for that dealer or one of its affiliates to earn fees in connection with hedging activities may create a further incentive for that dealer to sell the Notes to you in addition to any compensation they would receive for the sale of the Notes.
There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.
There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange or electronic communications network. TDS and our affiliates may make a market for the Notes; however, they are not required to do so. TDS and our affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.
If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the public offering price irrespective of the then-current price of the Reference Asset and, as a result, you may suffer substantial losses.
If the Price of the Reference Asset Changes, the Market Value of Your Notes May Not Change in the Same Manner.
Your Notes may trade quite differently from the performance of the Reference Asset. Changes in the price of the Reference Asset may not result in a comparable change in the market value of your Notes. Even if the price of the Reference Asset increases above the Initial Price during the life of the Notes, the market value of your Notes may not increase by the same amount and could decline.
The Payment at Maturity Is Not Linked to the Price of the Reference Asset at Any Time Other than the Valuation Date.
The Final Price will be the Closing Price of the Reference Asset on the Valuation Date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the Closing Price of the Reference Asset dropped to a price that is less than the Threshold Price on the Valuation Date, you would not receive the Threshold Settlement Amount and would not receive your full Principal Amount, even though you would have had the Payment at Maturity been linked to the Closing Price of the Reference Asset prior to such drop in the price of the Reference Asset. Although the actual price of the Reference Asset on the Maturity Date or at other times during the life of your Notes may be higher than the Final Price, you will benefit from the Closing Price of the Reference Asset only on the Valuation Date.
We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Public Offering Price.
At our sole option, we may decide to sell an additional aggregate Principal Amount of the Notes subsequent to the date of the final pricing supplement. The public offering price of the Notes in the subsequent sale may differ substantially (higher or lower) from the original public offering price you paid as provided on the cover of the final pricing supplement.
If You Purchase Your Notes at a Premium to Principal Amount, the Return on Your Investment Will Be Less Than the Return on Notes Purchased at Principal Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected.
The Payment at Maturity will not be adjusted based on the public offering price you pay for the Notes. If you purchase Notes at a price that differs from the Principal Amount of the Notes, then the return on your investment in such Notes held to the Maturity Date will differ from, and may be substantially less than, the return on Notes purchased at Principal Amount. If you purchase your Notes at a premium to Principal Amount and hold them to the Maturity Date, the return on your investment in the Notes will be less than it would have been had you purchased the Notes at Principal Amount or a discount to Principal Amount. In addition, the impact of the Threshold Price and the Threshold Settlement Amount on the return on your investment will depend upon the price you pay for your Notes relative to Principal Amount. For example, if you purchase your Notes at a premium to Principal Amount, the Threshold Settlement Amount will only permit a lower positive return on your investment in the Notes than would have been the case for Notes purchased at Principal Amount or a discount to Principal Amount. Similarly, the Threshold Price, while still providing some protection for the return on the

Notes, will allow a greater percentage decrease in your investment in the Notes than would have been the case for Notes purchased at Principal Amount or a discount to Principal Amount.
You Will Have No Rights to Receive Any Shares of the Reference Asset or Any Reference Asset Constituent, and You Will Not Be Entitled to Dividends or Other Distributions by the Reference Asset.
The Notes are our debt securities. They are not equity instruments, shares of stock, or securities of any other issuer. Investing in the Notes will not make you a holder of shares of the Reference Asset or any Reference Asset Constituents. You will not have any voting rights, any rights to receive dividends or other distributions, any rights against the investment adviser of the Reference Asset (the “Investment Adviser”) or any other rights with respect to the Reference Asset or any Reference Asset Constituents. As a result, the return on your Notes may not reflect the return you would realize if you actually owned shares of the Reference Asset or its Reference Asset Constituents and received the dividends paid or other distributions made in connection with them. Your Notes will be paid in cash and you have no right to receive delivery of shares of the Reference Asset or any of its Reference Asset Constituents.
There Are Liquidity, Management and Custody Risks Associated with an ETF.
Although shares of the Reference Asset are listed for trading on a securities exchange and a number of similar products have been traded on various exchanges for varying periods of time, there is no assurance that an active trading market will continue for such shares or that there will be liquidity in that trading market.
An exchange-traded fund (“ETF”) is subject to management risk, which is the risk that its Investment Adviser’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the Investment Adviser may select up to 20% of the Reference Asset’s assets to be invested in shares of equity securities that are not included in the Target Index. The Reference Asset is not actively managed, and the Reference Asset may be affected by a general decline in market segments relating to its Target Index. The Investment Adviser invests in securities included in, or representative of, the Target Index regardless of their investment merits, and do not attempt to take defensive positions in declining markets.
In addition, the Reference Asset is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agents and depositories.
Further, under continuous listing standards adopted by the NYSE Arca, the Reference Asset will be required to confirm on an ongoing basis that the components of the Target Index satisfy the applicable listing requirements.  In the event that its Target Index does not comply with the applicable listing requirements, the Reference Asset would be required to rectify such non-compliance by requesting that the sponsor of the Target Index modify the Target Index, adopting a new Target Index or obtaining relief from the SEC. There can be no assurance that the sponsor of the Target Index would so modify the Target Index or that relief would be obtained from the SEC and, therefore, non-compliance with the continuous listing standards may result in the Reference Asset being delisted by the NYSE Arca.
The Price of the Reference Asset May Not Completely Track its Net Asset Value.
The net asset value (the “NAV”) of an ETF, including the Reference Asset, may fluctuate with changes in the market value of its Reference Asset Constituents. The market prices of the Reference Asset may fluctuate in accordance with changes in NAV and supply and demand on the applicable stock exchanges. Furthermore, its Reference Asset Constituents may be unavailable in the secondary market during periods of market volatility, which may make it difficult for market participants to accurately calculate the intraday NAV per share of the Reference Asset and may adversely affect the liquidity and prices of the Reference Asset, perhaps significantly. For any of these reasons, the market price of the Reference Asset may differ from its NAV per share and may trade at, above or below its NAV per share.
The Reference Asset Utilizes A Passive Indexing Investment Approach.
The Reference Asset is not managed according to traditional methods of “active” investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Reference Asset, utilizing a “passive” or indexing investment approach, attempts to approximate the investment performance of its Target Index by investing in a portfolio of stocks that generally replicate such index. Therefore, unless a specific stock is removed from its Target Index, the Reference Asset generally will not sell a stock because the stock’s issuer was in financial trouble. In addition, the Reference Asset is subject to the risk that the investment strategy of its Investment Adviser may not produce the intended results.
The Reference Asset and its Target Index Are Different and the Performance of the Reference Asset May Not Correlate With the Performance of its Target Index.
The performance of the Reference Asset may not exactly replicate the performance of its Target Index because the Reference Asset will reflect transaction costs and fees that are not included in the calculation of its Target Index. It is also possible that the Reference Asset may not fully replicate or may in certain circumstances diverge significantly from the performance of its Target Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Reference Asset, differences in trading hours between the

Reference Asset and its Target Index or due to other circumstances. Additionally, the Reference Asset follows a strategy of “representative sampling”, which means that its holdings are not necessarily the same as those of the Target Index and, failure of the Investment Adviser’s methodology could also cause the performance of the Reference Asset do deviate from the performance of the Target Index.
The Policies of the Investment Adviser, SSGA Funds Management, Inc., Could Affect the Amount Payable on Your Notes and Their Market Value
The Investment Adviser, SSGA Funds Management, Inc. (“SSGA”, or the “Investment Adviser”) may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the Investment Adviser concerning the calculation of the NAV of the Reference Asset, additions, deletions or substitutions of securities in the Reference Asset and the manner in which changes affecting the Target Index are reflected in the Reference Asset that could affect the market price of the shares of the Reference Asset, and therefore, the amount payable on your Notes on the maturity date. The amount payable on your Notes and their market value could also be affected if the Investment Adviser changes these policies, for example, by changing the manner in which it calculates the NAV of the Reference Asset, or if the Investment Adviser discontinues or suspends calculation or publication of the NAV of the Reference Asset, in which case it may become difficult or inappropriate to determine the market value of your Notes.
If events such as these occur, the Calculation Agent, which initially will be TD, may determine the Closing Price on the Valuation Date, and thus any amount payable on the Maturity Date, in a manner it considers appropriate. We describe the discretion that the Calculation Agent will have in determining the Closing Price on the Valuation Date and the amount payable on your Notes more fully under “General Terms of the Notes—Anti-Dilution Adjustments” in the product prospectus supplement.
Changes that Affect the Target Index of the Reference Asset Will Affect the Market Value of the Notes and Any Amount You May Receive at Maturity.
The Reference Asset seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of its Target Index. The policies of the sponsor of the Target Index (the “Target Index Sponsor”) concerning the calculation of the Target Index, additions, deletions or substitutions of the components of the Target Index, and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Target Index and, therefore, could affect any amount payable on the Notes at maturity and the market value of the Notes prior to maturity. Any amount payable on the Notes and their market value could also be affected if the Target Index Sponsor changes these policies, for example, by changing the manner in which it calculates the Target Index. Some of the risks that relate to a target index of an ETF include those discussed in the product prospectus supplement, which you should review.
We Have No Affiliation with the Target Index Sponsor or the Investment Adviser and Will Not Be Responsible for Any Actions Taken by the Target Index Sponsor or the Investment Adviser.
Neither the Target Index Sponsor nor the Investment Adviser is an affiliate of ours or will be involved in the offering of the Notes in any way. Consequently, we have no control over their actions, including any actions of the type that would require the Calculation Agent to adjust any amounts payable on the Notes. The Target Index Sponsor and the Investment Adviser have no obligation of any sort with respect to the Notes. Thus, the Target Index Sponsor and the Investment Adviser have no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the price of the Reference Asset or the Notes. None of our proceeds from the issuance of the Notes will be delivered to the Target Index Sponsor or the Investment Adviser.
The Reference Asset is Concentrated in Banking Companies and Does Not Provide Diversified Exposure
The Reference Asset is not diversified and the Reference Asset Constituents will be concentrated in banking companies, which means the Reference Asset is more likely to be adversely affected by any negative performance of banking companies than an ETF that has more diversified holdings across a number of sectors. Stock prices for banking companies are affected by extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments those companies can make, the interest rates and fees they can charge and the amount of capital they must maintain. Profitability for banking companies is largely dependent on the availability and cost of capital funds and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact banking companies. Banks may also be subject to severe price competition, as competition is high among banking companies and failure to maintain or increase market share may result in lost market value. In addition, changes in governmental regulation and oversight of financial institutions such as banks and broker-dealers may have an adverse effect on the financial condition of a financial institution and changes in the creditworthiness of financial institutions may adversely affect the values of instruments of issuers in financial industries.
TD’s Initial Estimated Value of the Notes at the Time of Pricing (When the Terms of Your Notes Are Set on the Pricing Date) is Expected to be Less Than the Public Offering Price of the Notes.

TD’s initial estimated value of the Notes is only an estimate. TD’s initial estimated value of the Notes is expected to be less than the public offering price of the Notes. The difference between the public offering price of the Notes and TD’s initial estimated value reflects costs and expected profits associated with selling and structuring the Notes, as well as hedging its obligations under the Notes with a third party. Because hedging our obligations entails risks and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or a loss.
TD’s and TDS’s Estimated Value of the Notes are Determined By Reference to TD’s Internal Funding Rates and are Not Determined By Reference to Credit Spreads or the Borrowing Rate TD Would Pay for its Conventional Fixed-Rate Debt Securities.
TD’s initial estimated value of the Notes and TDS’s estimated value of the Notes at any time are determined by reference to TD’s internal funding rate. The internal funding rate used in the determination of the estimated value of the Notes generally represents a discount from the credit spreads for TD’s conventional fixed-rate debt securities and the borrowing rate TD would pay for its conventional fixed-rate debt securities. This discount is based on, among other things, TD’s view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for TD’s conventional fixed-rate debt, as well as estimated financing costs of any hedge positions, taking into account regulatory and internal requirements. If the interest rate implied by the credit spreads for TD’s conventional fixed-rate debt securities, or the borrowing rate TD would pay for its conventional fixed-rate debt securities were to be used, TD would expect the economic terms of the Notes to be more favorable to you. Additionally, assuming all other economic terms are held constant, the use of an internal funding rate for the Notes is expected to increase the estimated value of the Notes at any time.
TD’s Initial Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ From Others’ (Including TDS’s) Estimates.
TD’s initial estimated value of the Notes is determined by reference to its internal pricing models when the terms of the Notes are set. These pricing models take into account a number of variables, such as TD’s internal funding rate on the Pricing Date, and are based on a number of assumptions as discussed further under “Additional Information Regarding the Estimated Value of the Notes” herein. Different pricing models and assumptions (including the pricing models and assumptions used by TDS) could provide valuations for the Notes that are different, and perhaps materially less, from TD’s initial estimated value. Therefore, the price at which TDS would buy or sell your Notes (if TDS makes a market, which it is not obligated to do) may be materially less than TD’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.
The Estimated Value of the Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, If Any, and Such Secondary Market Prices, If Any, Will Likely be Less Than the Public Offering Price of Your Notes and May Be Less Than the Estimated Value of Your Notes.
The estimated value of the Notes will not be a prediction of the prices at which TDS, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time, if any, will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than the estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs and expected profits associated with selling and structuring the Notes, as well as hedging our obligations under the Notes, secondary market prices of your Notes will likely be less than the public offering price of your Notes. As a result, the price at which TDS, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be less than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.
The Temporary Price at Which TDS May Initially Buy the Notes in the Secondary Market May Not Be Indicative of Future Prices of Your Notes.
Assuming that all relevant factors remain constant after the Pricing Date, the price at which TDS may initially buy or sell the Notes in the secondary market (if TDS makes a market in the Notes, which it is not obligated to do) may exceed the estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Pricing Date of the Notes, as discussed further under “Additional Information Regarding the Estimated Value of the Notes.” The price at which TDS may initially buy or sell the Notes in the secondary market may not be indicative of future prices of your Notes.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors.
When we refer to the market value of your Notes, we mean the value that you could receive for your Notes if you chose to sell them in the open market before the Maturity Date. A number of factors, many of which are beyond our control, will influence the market value of your Notes, including:
•	the price of the Reference Asset;
•	the volatility – i.e., the frequency and magnitude of changes – in the price of the Reference Asset;
•	the dividend rates, if applicable, of the Reference Asset Constituents;
•	economic, financial, regulatory and political, military or other events that may affect the prices of any of the Reference Asset Constituents and thus the price of the Reference Asset;
•	interest rate and yield rates in the market;
•	the time remaining until your Notes mature;
•	any fluctuations in the exchange rate between currencies in which the Reference Asset Constituents are quoted and traded and the U.S. dollar, as applicable; and
•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.
These factors will influence the price you will receive if you sell your Notes before maturity, including the price you may receive for your Notes in any market-making transaction. If you sell your Notes prior to maturity, you may receive less than the Principal Amount of your Notes.
The future prices of the Reference Asset cannot be predicted. The actual price of the Reference Asset over the life of the Notes, as well as the Payment at Maturity, may bear little or no relation to the historical closing prices of the Reference Asset or to the hypothetical examples shown elsewhere in this pricing supplement.
There Are Potential Conflicts of Interest Between You and the Calculation Agent.
The Calculation Agent will, among other things, determine the amount of your payment on the Notes. We will serve as the Calculation Agent and may appoint a different Calculation Agent after the Issue Date without notice to you. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Because this discretion by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such decision. For example, the Calculation Agent may have to determine whether a market disruption event affecting the Reference Asset has occurred. This determination may, in turn, depend on the Calculation Agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Because this determination by the Calculation Agent will affect the payment on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the Calculation Agent’s role, see “General Terms of the Notes—Role of Calculation Agent” in the product prospectus supplement.
You Will Have Limited Anti-Dilution Protection.
The Calculation Agent will adjust the Initial Price for stock splits, reverse stock splits, stock dividends, extraordinary dividends and other events that affect the Reference Asset, but only in the situations we describe in “General Terms of the Notes—Anti-Dilution Adjustments” in the product prospectus supplement. The Calculation Agent will not be required to make an adjustment for every event that may affect the Reference Asset. Those events or other actions by the Investment Adviser or a third party may nevertheless adversely affect the price of the Reference Asset, and adversely affect the value of, and any amount payable on, your Notes.
Market Disruption Events and Postponements.
The Valuation Date, and therefore the Maturity Date, are subject to postponement as described in the product prospectus supplement due to the occurrence of one or more market disruption events. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.
Trading and Business Activities by TD and Our Affiliates May Adversely Affect the Market Value of, and Any Amount Payable on, the Notes.
TD and our affiliates may hedge our obligations under the Notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the price of the Reference Asset or prices of one or more Reference Asset Constituents, and we or they may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of, and any amount payable on, the Notes declines. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the performance of the Reference Asset or one or more Reference Asset Constituents.

These trading activities may present a conflict between the holders’ interest in the Notes and the interests we and our affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers’ accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the Notes.
We and our affiliates may, at present or in the future, engage in business with one or more Reference Asset Constituent Issuers, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These business activities may present a conflict between us and our affiliates obligations, and your interests as a holder of the Notes. Moreover, we, and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset or one or more Reference Asset Constituents. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these business activities by us or one or more of our affiliates may affect the price of the Reference Asset or one or more Reference Asset Constituents and, therefore, the market value of, and any amount payable on, the Notes.
Significant Aspects of the Tax Treatment of the Notes Are Uncertain.
Significant aspects of the U.S. tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation and should read carefully the section entitled “Material U.S. Federal Income Tax Consequences” herein and in the product prospectus supplement.
For a discussion of the Canadian federal income tax consequences of investing in the Notes, please see the discussion below under “Supplemental Discussion of Canadian Tax Consequences”.
If you are not a Non-resident Holder (as that term is defined in the prospectus) for Canadian federal income tax purposes or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

Hypothetical Returns
The examples and graph set out below are included for illustration purposes only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical prices of the Reference Asset on the Valuation Date could have on the Payment at Maturity assuming all other variables remain constant. The actual terms of the Notes will be set on the Pricing Date.
The examples below are based on a range of Final Prices that are entirely hypothetical; the price of the Reference Asset on any day throughout the life of the Notes, including the Final Price on the Valuation Date, cannot be predicted. The Reference Asset has been highly volatile in the past — meaning that the price of the Reference Asset has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.
The information in the following examples reflects hypothetical rates of return on the offered Notes assuming that they are purchased on the Issue Date at the Principal Amount and held to the Maturity Date. If you sell your Notes in a secondary market prior to the Maturity Date, your return will depend upon the market value of your Notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the Reference Asset and our creditworthiness. In addition, the estimated value of your Notes at the time the terms of your Notes are set on the Pricing Date may be less than the original public offering price of your Notes. For more information on the estimated value of your Notes, see “Additional Risk Factors — TD’s Initial Estimated Value of the Notes at the Time of Pricing (When the Terms of Your Notes Are Set on the Pricing Date) is Expected to be Less Than the Public Offering Price of the Notes” in this pricing supplement. The information in the examples also reflect the key terms and assumptions in the box below.
Key Terms and Assumptions
Principal Amount	$1,000
Hypothetical Threshold Settlement Amount	$1,195.50*
Hypothetical Threshold Price	90.00% of the Initial Price
Hypothetical Downside Multiplier	Approximately 1.1111
Hypothetical Threshold Percentage	10.00%
*The bottom of the Threshold Settlement Amount range of $1,195.50 - $1,230.00. The actual Threshold Settlement Amount will be determined on the Pricing Date.
Neither a market disruption event nor a non-Trading Day occurs on the originally scheduled Valuation Date

No change in or affecting any of the Reference Asset, the Reference Asset Constituents or the method by which the Target Index Sponsor calculates the Target Index
Notes purchased on the Issue Date at the Principal Amount and held to the Maturity Date
Moreover, we have not yet set the Initial Price, which will serve as the baseline for determining the Percentage Change or the Threshold Settlement Amount, each of which will affect the amount that we will pay on your Notes, if any, at maturity. We will not do so until the Pricing Date. As a result, the actual Initial Price may differ substantially from the price of the Reference Asset prior to the Pricing Date.
For these reasons, the actual performance of the Reference Asset over the life of your Notes, as well as the Payment at Maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical price of the Reference Asset shown elsewhere in this pricing supplement. For information about the historical prices of the Reference Asset during recent periods, see “Information Regarding the Reference Asset — Historical Information” below. Before investing in the offered Notes, you should consult publicly available information to determine the prices of the Reference Asset between the date of this pricing supplement and the date of your purchase of the offered Notes.
Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your Notes, tax liabilities could affect the after-tax rate of return on your Notes to a comparatively greater extent than the after-tax return on the Reference Asset Constituents.

The prices in the left column of the table below represent hypothetical Final Prices and are expressed as percentages of the Initial Price. The amounts in the right column represent the hypothetical Payment at Maturity, based on the corresponding hypothetical Final Price, and are expressed as percentages of the Principal Amount of a Note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Payment at Maturity of 100.000% means that the value of the cash payment that we would pay for each $1,000 of the outstanding Principal Amount of the offered Notes on the Maturity Date would equal 100.000% of the Principal Amount of a Note, based on the corresponding hypothetical Final Price and the assumptions noted above.
Hypothetical Final Price (as Percentage of Initial Price)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
150.000%	119.550%
140.000%	119.550%
130.000%	119.550%
120.000%	119.550%
112.000%	119.550%
108.000%	119.550%
105.000%	119.550%
102.000%	119.550%
100.000%	119.550%
95.000%	119.550%
90.000%	119.550%
89.999%	99.999%
80.000%	88.889%
75.000%	83.333%
50.000%	55.556%
25.000%	27.778%
0.000%	0.000%

If, for example, the Final Price were determined to be 25.000% of the Initial Price, the Payment at Maturity that we would pay on your Notes at maturity would be approximately 27.778% of the Principal Amount of your Notes, as shown in the table above. As a result, if you purchased your Notes on the Issue Date at the Principal Amount and held them to the Maturity Date, you would lose approximately 72.222% of your investment (if you purchased your Notes at a premium to Principal Amount you would lose a correspondingly higher percentage of your investment). If the Final Price were determined to be 0.000% of the Initial Price, you would lose 100.000% of your investment in the Notes. In addition, if the Final Price were determined to be 150.000% of the Initial Price, the Payment at Maturity that we would pay on your Notes at maturity would be equal to 119.550% of each $1,000 Principal Amount of your Notes, as shown in the table above. As a result, if you held your Notes to the Maturity Date, your potential Payment at Maturity is limited to the Threshold Settlement Amount regardless of the appreciation of the Reference Asset.

The following examples illustrate the hypothetical Payment at Maturity for each Note based on hypothetical Final Prices of the Reference Asset, calculated based on the key terms and assumptions above. The values below have been rounded for ease of analysis.
Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.
	Percentage Change:	5.00%
	Payment at Maturity:	$1,195.50

On a $1,000 investment, a 5.00% Percentage Change results in a Final Price that is greater than the Threshold Price; therefore, a holder of the Notes will receive the Threshold Settlement Amount, for a Payment at Maturity of $1,195.50, a 19.55% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive.
	Percentage Change:	50.00%
	Payment at Maturity:	$1,195.50

On a $1,000 investment, a 50.00% Percentage Change results in a Final Price that is greater than the Threshold Price; therefore, a holder of the Notes will receive the Threshold Settlement Amount, for a Payment at Maturity of $1,195.50, a 19.55% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative (but the Final Price is greater than or equal to the Threshold Price).
	Percentage Change:	-8.00%
	Payment at Maturity:	$1,195.50

On a $1,000 investment, a -8.00% Percentage Change results in a Final Price that is greater than the Threshold Price; therefore, a holder of the Notes will receive the Threshold Settlement Amount, for a Payment at Maturity of $1,195.50, a 19.55% return on the Notes.

Example 4—	Calculation of the Payment at Maturity where the Percentage Change is negative (and the Final Price is less than the Threshold Price).
	Percentage Change:	-35.00%
	Payment at Maturity:	$1,000 + [$1,000 x 1.1111 x (-35.00% + 10.00%)] = $1,000 - $277.78 = $722.22

On a $1,000 investment, a -35.00% Percentage Change results in a Final Price that is less than the Threshold Price; therefore, a holder of the Notes will receive a Payment at Maturity of $722.22, a -27.778% return on the Notes.

The following chart shows a graphical illustration of the hypothetical Payment at Maturity that we would pay on your Notes on the Maturity Date, if the Final Price were any of the hypothetical prices shown on the horizontal axis. The hypothetical Payments at Maturity in the chart are expressed as percentages of the Principal Amount of your Notes and the hypothetical Final Prices are expressed as percentages of the Initial Price. The chart shows that any hypothetical Final Price of less than 90.000% (the section left of the 90.000% marker on the horizontal axis) would result in a hypothetical Payment at Maturity of less than 100.000% of the Principal Amount of your Notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the Notes. The chart also shows that any hypothetical Final Price of greater than or equal to 90.000% (the section right of the 90.000% marker on the horizontal axis) would result in a fixed return on your investment.
The Payments at Maturity shown above are entirely hypothetical; they are based on a hypothetical Threshold Settlement Amount, prices of the Reference Asset that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payment at Maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered Notes. The hypothetical Payment at Maturity on the Notes in the examples above assume you purchased your Notes at their Principal Amount and have not been adjusted to reflect the actual public offering price you pay for your Notes. The return on your investment (whether positive or negative) in your Notes will be affected by the amount you pay for your Notes. If you purchase your Notes for a price other than the Principal Amount, the return on your investment will differ from, and may be significantly less than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” in the product prospectus supplement.
Payments on the Notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the Notes are economically equivalent to a combination of a non-interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the Notes or the U.S. federal income tax treatment of the Notes, as described elsewhere in this pricing supplement.
We cannot predict the actual Final Price or what the market value of your Notes will be on any particular Trading Day, nor can we predict the relationship between the price of the Reference Asset and the market value of your Notes at any time prior to the Maturity Date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered Notes will depend on the actual Initial Price and Threshold Settlement Amount, which we will set on the Pricing Date, and the actual Final Price to be determined by the Calculation Agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your Notes, if any, on the Maturity Date may be very different from the information reflected in the examples above.

Information Regarding the Reference Asset
The Reference Asset is registered with the SEC. Companies with securities registered with the SEC are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov. In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents or any document incorporated herein by reference.
We obtained the information regarding the Investment Adviser from publicly available information, including, without limitation, its filings with the SEC, but we have not independently verified the accuracy or completeness of any such information or conduced any independent review or due diligence. You are urged to conduct your own investigation into the Reference Asset and Investment Adviser.
We have derived all information contained herein regarding the Reference Asset from publicly available information. Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any document incorporated herein by reference. With respect to the Reference Asset, such information reflects the policies of, and is subject to change by its Investment Adviser. TD has not undertaken an independent review or due diligence of any publicly available information regarding the Reference Asset.
SPDR® S&P® Regional Banking ETF
The shares of the SPDR® S&P® Regional Banking ETF (the “Reference Asset”) are issued by the SPDR® Series Trust (the “Trust”), a registered investment company. The Reference Asset seeks investment results that, before fees and expenses, correspond generally to the total return performance of the S&P® Regional Banks Select Industry Index (the “Target Index”). The Reference Asset trades on the NYSE Arca under the ticker symbol “KRE”. SSGA Funds Management, Inc. (“SSGA”) currently serves as the investment advisor to the Reference Asset.
SSGA is entitled to receive a management fee from the Reference Asset based on a percentage of the Reference Asset’s average daily net assets at an annual rate of 0.35% of the average daily net assets of the Reference Asset. From time to time, SSGA may waive all or a portion of its fee, although it does not currently intend to do so. SSGA pays all expenses of the Reference Asset other than the management fee, brokerage expenses, taxes, interest, fees and expenses of the independent trustees (including any trustee’s counsel fees), litigation expenses, acquired fund fees and expenses and other extraordinary expenses. As of December 31, 2019, the expense ratio of the Reference Asset was 0.35% per annum.
Investment Objective and Strategy
The Reference Asset seeks to provide investment results that correspond generally to the total return performance, before fees and expenses, of the Target Index. Prior to October 24, 2011, the Reference Asset’s investment strategy sought to track the total return performance, before fees and expenses, of an index different from the Target Index. Performance of the Reference Asset prior to October 24, 2011 is therefore based on the Reference Asset’s investment strategy with respect to the prior index, the KBW Regional Banking Index.
The Reference Asset uses a representative sampling strategy to try to achieve its investment objective, which means that the Reference Asset is not required to purchase all of the securities represented in the Target Index. Instead, the Reference Asset may purchase a subset of the securities in the Target Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the Target Index. Under normal market conditions, the Reference Asset generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Target Index. In addition, the Reference Asset may invest in equity securities not included in the Target Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSGA).
In certain situations or market conditions, the Reference Asset may temporarily depart from its normal investment policies and strategies provided that the alternative is consistent with the Reference Asset’s investment objective and is in the best interest of the Reference Asset. For example, the Reference Asset may make larger than normal investments in derivatives to maintain exposure to the Target Index if it is unable to invest directly in a Reference Asset Constituent.

The board of trustees of the Trust (the “Board”) may change the Reference Asset’s investment strategy, index and other policies without shareholder approval. The Board may also change the Reference Asset’s investment objective without shareholder approval.
The Reference Asset’s Holdings and Classifications
As of December 31, 2019, 100.00% of the stocks held by the Reference Asset were in the regional banks sub-industry.
As of December 31, 2019, the top ten Reference Asset Constituents and their relative weights in the Reference Asset were as follows: First Republic Bank (2.92%), Zions Bancorporation N.A. (2.90%), Citizens Financial Group Inc. (2.89%), KeyCorp (2.88%), SVB Financial Group (2.88%), PNC Financial Services Group Inc. (2.87%) Trust Financial Corporation (2.87%), Regions Financial Corporation (2.85%), M&T Bank Corporation (2.85%), and Comerica Incorporated (2.85%).
Correlation
Although SSGA seeks to track the performance of the Target Index (i.e., achieve a high degree of correlation with the Target Index), the ETF’s return may not match the return of the Target Index. The Reference Asset incurs a number of operating expenses not applicable to the Target Index, and incurs costs in buying and selling securities. In addition, the Reference Asset may not be fully invested at times, generally as a result of cash flows into or out of the Reference Asset or reserves of cash held by the Reference Asset to meet redemptions. SSGA may attempt to replicate the Target Index return by investing in fewer than all of the securities in the Target Index, or in some securities not included in the Target Index, potentially increasing the risk of divergence between the Reference Asset’s return and that of the Target Index.
Industry Concentration Policy
The Reference Asset Constituents will generally be concentrated in an industry or sector to the extent that the Target Index concentrates in a particular industry or sector. By focusing its investments in a particular industry or sector, financial, economic, business and other developments affecting issuers in that industry or sector will have a greater effect on the Reference Asset than if it had not focused its assets in that industry or sector, which may increase the volatility of the Reference Asset.
Share Prices and the Secondary Market
The trading prices of shares of the Reference Asset will fluctuate continuously throughout trading hours based on market supply and demand rather than the Reference Asset’s net asset value, which is calculated at the end of each business day. The trading prices of the Reference Asset’s shares may differ (and may deviate significantly during periods of market volatility) from the Reference Asset’s daily net asset value. The indicative optimized portfolio value (“IOPV”) of the shares of the Reference Asset is disseminated every fifteen seconds throughout the trading day by NYSE Arca. The IOPV calculations are based on estimates of the value of the Reference Asset’s net asset value per share using market data converted into U.S. dollars at the current currency rates and is based on quotes and closing prices from the securities’ local market and may not reflect events that occur subsequent to the local market’s close. Premiums and discounts between the IOPV and the market price may occur. This should not be viewed as a “real-time” update of the net asset value per share of the ETF, which is calculated only once a day. In addition, the issuance or redemption of Reference Asset Constituents to or from certain institutional investors, which are done only in large blocks of at least 50,000, may cause temporary dislocations in the market price of the shares of the Reference Asset.
The Target Index
The S&P® Regional Banks Select Industry Index (Bloomberg symbol, “SPSIRBK Index”) is managed by S&P Dow Jones Indices LLC (“S&P”) and is an equal-weighted index that is designed to measure the performance of stocks in the S&P Total Market Index (“S&P TMI”) that both (i) are classified under the Global Industry Classification Standard (“GICS®”) in the regional banks sub-industry and (ii) satisfy certain liquidity and market capitalization requirements. The S&P TMI tracks all eligible U.S. common stocks listed on the NYSE, NYSE Arca, NYSE American (formerly NYSE MKT), NASDAQ Global Select Market, NASDAQ Select Market, NASDAQ Capital Market, Bats BZX, Bats BYX, Bats EDGA, Bats EDGX and IEX. The index is one of the 21 sub-industry sector indices S&P maintains that are derived from a portion of the stocks comprising the S&P TMI. An equal-weighted index is one where every stock has the same weight in the index. As such, the index must be rebalanced from time to time to re-establish the proper weighting.
The Reference Asset tracks the performance of the total return version of the Target Index. A total return index represents the total return earned in a portfolio that tracks the price index and reinvests dividend income in the overall index, not in the specific stock paying the dividend. The difference between the price return calculation and the total return calculation is that, with respect to the price return calculation, changes in the index level reflect changes in stock prices, whereas with respect to the total return calculation of the index, changes in the index level reflect both movements in stock prices and the reinvestment of dividend income. Notwithstanding that the Reference Asset tracks the performance of the total return version of the Target Index, the return on your Notes will not reflect any dividends paid on the Reference Asset shares, on the securities purchased by the Reference Asset or on the securities that comprise the Target Index.
Eligibility for Inclusion in the Target Index
Selection for the Target Index is based on a company’s GICS® classification, as well as liquidity and market capitalization requirements. In addition, only U.S. companies are eligible for inclusion in the Target Index. GICS® classifications are determined by S&P using criteria it has selected or developed. Index and classification system sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed only in one sector. As a result, sector comparisons between indices with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.
To qualify for membership in the Target Index, at each quarterly rebalancing a stock must satisfy the following criteria: (i) be a member of the S&P TMI; (ii) be assigned to the Regional Banks sub-industry; and (iii) meet one of the following float-adjusted market capitalization (“FAMC”) and float-adjusted liquidity ratio (“FALR”) requirements: (a) be a current constituent of the S&P TMI, and have an FAMC greater than or equal to $300 million and an FALR greater than or equal to 50%; (b) have an FAMC greater than or equal to $500 million and an FALR greater than or equal to 90%; or (c) have an FAMC greater than or equal to $400 million and an FALR greater than or equal to 150%. The FALR is defined as the dollar value traded over the previous 12 months divided by the FAMC as of the Target Index’s rebalancing reference date.
All stocks in the related GICS® sub-industry satisfying the above requirements are included in the Target Index and the total number of stocks in the Target Index should be at least 35. If there are fewer than 35 stocks in the Target Index, the market capitalization requirements may be relaxed to reach at least 22 stocks.
With respect to liquidity, the length of time to evaluate liquidity is reduced to the available trading period for companies that recently became public or companies that were spun-off from other companies, the stocks of which therefore do not have 12 months of trading history.
Current Composition of the Target Index
As of February 28, 2020, the Target Index was comprised of the stocks of 116 companies.
As of February 28, 2020, the top ten constituents of the Target Index and their relative weights in the Target Index were as follows: First Republic Bank (2.92%), SVB Financial Group (2.90%), M&T Bank Corp (2.89%), Truist Financial Corp (2.88%), KeyCorp (2.88%), Huntington Bancshares (OH) (2.87%) PNC Financial Services Group (2.85%), Citizens Financial Group Inc. (2.85%), Fifth Third Bancorp (OH) (2.85%), and Regions Financial Corp (2.85%).
Calculation of the Total Return of the Target Index
The Reference Asset tracks the performance of the “total return” version of the Target Index. The price return index is calculated as the index market value divided by the divisor. The total return calculation begins with the price return of the Target Index. Given the Target Index is an equal-weighted index, the market capitalization of each stock used in the calculation of the index market value is redefined so that each stock has an equal weight in the Target Index on each rebalancing date. The adjusted market capitalization for each stock in the Target Index is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor and the adjustment factor.
A stock’s float factor refers to the number of shares outstanding that are available to investors. S&P indices exclude shares closely held by control groups from the index calculation because such shares are not available to investors.
For each stock, S&P calculates an Investable Weight Factor (IWF) which is the percentage of total shares outstanding that are included in the index calculation.
The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor (often referred to as modified index shares) by the number of stocks in the index multiplied by the float adjusted market value of such stock on such rebalancing date.

Adjustments are also made to ensure that no stock in the Target Index will have a weight that exceeds the value that can be traded in a single day for a theoretical portfolio of $2 billion. Theoretical portfolio values are reviewed annually and any updates are made at the discretion of the index committee, as defined below.
The maximum basket liquidity weight for each stock in the Target Index will be calculated using the ratio of its three-month median daily value traded to the theoretical portfolio value of $2 billion. Each stock’s weight in the Target Index is then compared to its maximum basket liquidity weight and is set to the lesser of (1) its maximum basket liquidity weight or (2) its initial equal weight. All excess weight is redistributed across the Target Index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the Target Index has a weight greater than 4.5%. No further adjustments are made if the latter step would force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. If the Target Index contains exactly 22 stocks as of the rebalancing effective date, the Target Index will be equally weighted without basket liquidity constraints.
If a company has more than one share class line in the S&P TMI, such company will be represented once by the designated listing (generally the share class with both (i) the highest one-year trading liquidity as defined by median daily value traded and (ii) the largest FAMC). S&P reviews designated listings on an annual basis and any changes are implemented after the close of the third Friday in September. The last trading day in July is used as the reference date for the liquidity and market capitalization data in such determination. Once a listed share class line is added to the Target Index, it may be retained in the Target Index even though it may appear to violate certain constituent addition criteria. For companies that issue a second publicly traded share class to index share class holders, the newly issued share class line will be considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.
The Target Index is calculated by using the divisor methodology used in all S&P equity indices. The initial divisor was set to have a base value of 1,000 on June 20, 2003. The index level is the index market value divided by the index divisor. In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the index market value (after rebalancing) divided by the index value before rebalancing. The divisor keeps the index comparable over time and is one manipulation point for adjustments to the index, which we refer to as maintenance of the Target Index.
Once the price return index has been calculated, the total return index is calculated. First, the total daily dividend for each stock in the Target Index is calculated by multiplying the per share dividend by the number of shares included in the Target Index. Dividends are reinvested in the Target index after the close on the ex-date for such dividend. Then the index dividend is calculated by aggregating the total daily dividends for each of the index stocks (which may be zero for some stocks) and dividing by the divisor for that day. Next the daily total return of the Target Index is calculated as a fraction minus 1, the numerator of which is the sum of the index level plus the index dividend and the denominator of which is the index level on the previous day. Finally, the total return index for that day is calculated as the product of the value of the total return index on the previous day times the sum of 1 plus the index daily total return for that day.
Maintenance of the Target Index
The composition of the Target Index is reviewed quarterly. Rebalancing occurs after the closing of the relevant U.S. trading markets on the third Friday of the month ending that quarter. The reference date for additions and deletions is after the closing of the last trading day of the previous month. Closing prices as of the second Friday of the last month of the quarter are used for setting index weights.
Existing stocks in the Target Index are removed at the quarterly rebalancing if either their FAMC falls below $300 million or their FALR falls below 50%. A stock will also be deleted from the index if the S&P TMI deletes that stock. Stocks are added between rebalancings only if a stock deletion causes the number of stocks in the Target Index to fall below 22. The newly added stock will be added to the Target Index at the weight of the deleted stock. If the stock was deleted at $0.00, the newly added stock will be added at the deleted stock’s previous day’s closing value (or the most immediate prior business day that the deleted stock was not valued at $0.00) and an adjustment to the divisor will be made (only in the case of stocks removed at $0.00). At the next rebalancing, the Target Index will be rebalanced based on the eligibility requirements and equal-weight methodology discussed above. In the case of GICS® changes, where a stock does not qualify to belong to the Regional Banks sub-industry after the classification change, it is removed from the Target Index on the next rebalancing date.
In the case of a spin-off, the spin-off company will be added to the Target Index at a zero price after the close of the trading on the day before the ex-date. In general and subject to certain exceptions, both the parent company and spin-off companies will remain in the Target Index until the next index rebalancing.

In the case of mergers involving two index constituents, the merged entity will remain in the index provided that it meets all general eligibility requirements. The merged entity will be added to the index at the weight of the stock deemed to be the surviving stock in the transaction. The surviving stock will not experience a weight change and its subsequent weight will not be equal to that of the pre-merger weight of the merged entities.
Adjustments are made to the Target Index in the event of certain corporate actions relating to the stocks included in the Target Index, such as spin-offs, rights offerings, stock splits and special dividends, as specified below.
The table below summarizes the types of index maintenance adjustments:
Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Spin-Off
In general and subject to certain exceptions, both the parent stock and spinoff stocks will remain in the Target Index until the next index rebalancing, regardless of whether they conform to the theme of the Target Index.
No
Rights Offering
Price is adjusted to equal (i) price of parent company minus (ii) price of rights subscription divided by the rights ratio. Index shares change so that the company’s weight remains the same as its weight before the rights offering.
No
Stock split (e.g., 2-for-1), stock dividend or reverse stock split	Index shares multiplied by split factor (i.e., 2); stock price divided by split factor (i.e., 2)	No
Share issuance or share repurchase	None	No
Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes

Index Committee
The Americas Thematic and Strategy Index Committee (the “index committee”) maintains the Target Index and consists of full-time professional members of S&P staff. At regular meetings, the index committee reviews pending corporate actions that may affect index constituents, statistics comparing the composition of the indices to the market, companies that are being considered as candidates for additions to the Target Index and any significant market events.
The index committee may also revise index policy, such as the rules for selecting constituents, the treatment of dividends, share counts or other matters.
Unexpected Exchange Closures
An unexpected market/exchange closure occurs when a market/exchange fully or partially fails to open or trading is temporarily halted. This can apply to a single exchange or to a market as a whole, when all of the primary exchanges are closed and/or not trading. Unexpected market/exchange closures are usually due to unforeseen circumstances, such as natural disasters, inclement weather, outages, or other events.

To a large degree, S&P is dependent on the exchanges to provide guidance in the event of an unexpected exchange closure. S&P’s decision making is dependent on exchange guidance regarding pricing and mandatory corporate actions.
NYSE Rule 123C provides closing contingency procedures for determining an official closing price for listed securities if the exchange is unable to conduct a closing transaction in one or more securities due to a system or technical issue.
3:00 PM ET is the deadline for an exchange to determine its plan of action regarding an outage scenario. As such, S&P also uses 3:00 PM ET as the cutoff.
If all major exchanges fail to open or unexpectedly halt trading intraday due to unforeseen circumstances, S&P will take the following actions:
Market Disruption Prior to Open of Trading:
(i)  If all exchanges indicate that trading will not open for a given day, S&P will treat the day as an unscheduled market holiday. The decision will be communicated to clients as soon as possible through the normal channels. Indices containing multiple markets will be calculated as normal, provided that at least one market is open that day. Indices which only contain closed markets will not be calculated.
(ii) If exchanges indicate that trading, although delayed, will open for a given day, S&P will begin index calculation when the exchanges open.
Market Disruption Intraday:
(i) If exchanges indicate that trading will not resume for a given day, the index level will be calculated using prices determined by the exchanges based on NYSE Rule 123C. Intraday index values will continue to use the last traded composite price until the primary exchange publishes official closing prices.
“SPDR®” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and have been licensed for use by S&P Dow Jones Indices LLC. The offered Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates, and neither S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates make any representation regarding the advisability of investing in the offered Notes.
Historical Information
The graph below shows the daily historical Closing Prices of the Reference Asset from March 11, 2010 through March 11, 2020. We obtained the information regarding the historical performance of the Reference Asset in the graph below from Bloomberg.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Price of the Reference Asset. We cannot give you any assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

SPDR® S&P® Regional Banking ETF (KRE)

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Material U.S. Federal Income Tax Consequences
The U.S. federal income tax consequences of your investment in the Notes are uncertain. No statutory, regulatory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion under “Material U.S. Federal Income Tax Consequences” in the product prospectus supplement and discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Department of the Treasury (the “Treasury”) regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and non-U.S. laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of your investment in the Notes, and the following discussion is not binding on the IRS.
U.S. Tax Treatment. Pursuant to the terms of the Notes, TD and you agree, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to characterize your Notes as prepaid derivative contracts with respect to the Reference Asset. If your Notes are so treated, you should generally recognize gain or loss upon the taxable disposition of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Subject to the constructive ownership rules (discussed below), such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year (otherwise such gain or loss should be short-term capital gain or loss if held for one year or less). The deductibility of capital losses is subject to limitations.
Because the Notes are linked to the shares of an ETF, there is a risk that an investment in the Notes could be treated as a “constructive ownership transaction” within the meaning of Section 1260 of the Code. A “constructive ownership transaction” includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in certain “passthru entities” (including regulated investment companies such as ETFs, real estate investment trusts and passive foreign investment companies). Under the “constructive ownership” rules, if an investment in the Notes is treated as a “constructive ownership transaction,” any long-term capital gain recognized by a U.S. holder (as defined under “Material U.S. Federal Income Tax Consequences” in the product prospectus supplement) in respect of the Notes would be recharacterized as ordinary income to the extent such gain exceeds the amount of “net underlying long-term capital gain”(as defined in Section 1260 of the Code) of the U.S. holder (the “Excess Gain”). In addition, an interest charge would also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the taxable disposition of the Notes (assuming such income accrued such that the amount in each successive year is equal to the income in the prior year increased at a constant rate equal to the applicable federal rate as of the date of taxable disposition of the Notes).
It is not clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the Notes would be recharacterized as ordinary income and subject to the interest charge described above, in part, because it is not clear how the “net underlying long-term capital gain” would be computed in respect of the Notes. Under Section 1260 of the Code, the net underlying long-term capital gain is generally the net long-term capital gain a taxpayer would have recognized by investing in the underlying “passthru entity” at the inception of the constructive ownership transaction and selling on the date the constructive ownership transaction is closed out (i.e. at maturity or earlier disposition). It is possible that because the U.S. holder does not share in distributions made on the Reference Asset, these distributions could be excluded from the calculation of the amount and character of gain, if any, that would have been realized had the U.S. holder held the Reference Asset directly and that the application of constructive ownership rules may not recharacterize adversely a significant portion of the long-term capital gain you may recognize with respect to the Notes. However, it is also possible that all or a portion of your gain with respect to the Notes could be treated as “Excess Gain” because the Reference Asset is an ETF, the “net underlying long-term capital gain” could equal the amount of long-term capital gain a U.S. holder would have recognized if on the issue date of the Notes the holder had invested, pro rata, the principal amount of the Notes in shares of the Reference Asset and sold those shares for their fair market value on the date the Notes are sold, exchanged or retired. In addition, all or a portion of your gain recognized with respect to the Notes could be “Excess Gain” if you purchase the Notes for an amount that is less than the principal amount of the Notes or if the return on the Notes is adjusted to take into account any extraordinary dividends that are paid on the shares of the Reference Asset. Furthermore, unless otherwise established by clear and convincing evidence, the “net underlying long-term capital gain” is treated as zero. Accordingly, it is possible that all or a portion of any gain on the taxable disposition of the Notes after one year could be treated as “Excess Gain” from a “constructive ownership transaction”, which gain would be recharacterized as ordinary income, and subject to an interest charge. Because the application of the constructive ownership rules to the Notes is unclear, you are urged to consult your tax advisor regarding the potential application of the “constructive ownership” rules to an investment in the Notes.

Based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization (including possible treatment as a constructive ownership transaction), such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above, as described further under “Material U.S. Federal Income Tax Consequences — Alternative Treatments” in the product prospectus supplement.
Except to the extent otherwise required by law, TD intends to treat your Notes for U.S. federal income tax purposes in accordance with the treatment described above and under “Material U.S. Federal Income Tax Consequences” in the product prospectus supplement, unless and until such time as the Treasury and the IRS determine that some other treatment is more appropriate.
Notice 2008-2. In 2007, the IRS released a notice that may affect the taxation of holders of the Notes. According to Notice 2008-2, the IRS and the Treasury are actively considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code (discussed above) should be applied to such instruments. Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations on their investments in the Notes.
Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their tax advisors as to the consequences of the 3.8% Medicare tax.
Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their Notes if they do not hold their Notes in an account maintained by a financial institution and the aggregate value of their Notes and certain other “specified foreign financial assets” (applying certain attribution rules) exceeds an applicable threshold. Significant penalties can apply if a U.S. holder is required to disclose its Notes and fails to do so.
Non-U.S. Holders. If you are a non-U.S. holder, subject to Section 871(m) of the Code and FATCA, as discussed below, you should generally not be subject to U.S. withholding tax with respect to payments on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your non-U.S. status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Subject to Section 897 of the Code and Section 871(m) of the Code, as discussed below, gain from the taxable disposition of the Notes generally should not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by you in the U.S., (ii) you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) you have certain other present or former connections with the U.S.
Section 897. We will not attempt to ascertain whether any Reference Asset Constituent Issuer would be treated as a “United States real property holding corporation” (a “USRPHC”) within the meaning of Section 897 of the Code. We also have not attempted to determine whether the Notes should be treated as “United States real property interests” (“USRPI”) as defined in Section 897 of the Code. If any such entity or the Notes were so treated, certain adverse U.S. federal income tax consequences could possibly apply, including subjecting any gain to a non-U.S. holder in respect of a Note upon a taxable disposition of the Note to U.S. federal income tax on a net basis, and the proceeds from such a taxable disposition to a 15% withholding tax. Non-U.S. holders should consult their tax advisors regarding the potential treatment of any such entity as a USRPHC and the Notes as USRPI.
Section 871(m). A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain “dividend equivalents” paid or deemed paid to a non-U.S. holder with respect to a

“specified equity-linked instrument” that references one or more dividend-paying U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends. Treasury regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one (“delta-one specified equity-linked instruments”) issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2018. However, the IRS has issued guidance that states that the Treasury and the IRS intend to amend the effective dates of the Treasury regulations to provide that withholding on dividend equivalents paid or deemed paid will not apply to specified equity-linked instruments that are not delta-one specified equity-linked instruments and are issued before January 1, 2023.
Based on our determination that the Notes are not “delta-one” with respect to the Reference Asset, our counsel is of the opinion that the Notes should not be delta-one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations made upon issuance of the Notes. If withholding is required, we will not make payments of any additional amounts.
Nevertheless, after issuance, it is possible that your Notes could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the Reference Asset, any Reference Asset Constituent or your Notes, and following such occurrence your Notes could be treated as delta-one specified equity-linked instruments that are subject to withholding on dividend equivalents. It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the Notes under these rules if you enter, or have entered, into certain other transactions in respect of the Reference Asset or the Notes. If you enter, or have entered, into other transactions in respect of the Reference Asset or the Notes, you should consult your tax advisor regarding the application of Section 871(m) of the Code to your Notes in the context of your other transactions.
Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the Notes, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the Notes.
As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes cause payments with respect to the Notes to become subject to withholding tax, we (or the applicable withholding agent) will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts.
Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical income, and the gross proceeds from a disposition of property of a type that can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.
Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments”, will not apply to gross proceeds on a sale or disposition, and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.
Investors should consult their tax advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a foreign entity) under the FATCA rules.
Proposed Legislation. In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes.
Furthermore, in 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If it had been enacted, the effect of this legislation generally would have been to require instruments such as the Notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.
It is impossible to predict whether any similar or identical bills will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes. You are urged to consult your tax advisor regarding the possible changes in law and their possible impact on the tax treatment of your Notes.
Both U.S. and non-U.S. holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of TD).

Supplemental Discussion of Canadian Tax Consequences
The following section supersedes and replaces in its entirety the section of the product prospectus supplement under “Supplemental Discussion of Canadian Tax Consequences” and the section “Tax Consequences — Canadian Taxation” in the prospectus.
In the opinion of Osler, Hoskin & Harcourt LLP, special Canadian tax counsel to TD, the following is, as of the date hereof, a summary of certain Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) and Income Tax Regulations issued thereunder (the “Canadian Tax Regulations”) generally applicable to a holder who acquires beneficial ownership of a Note pursuant to this pricing supplement, and who, for purposes of the Canadian Tax Act and any applicable income tax convention, at all relevant times, is not resident and is not deemed to be resident in Canada, and who, for purposes of the Canadian Tax Act, at all relevant times, (i) deals at arm’s length with TD and any Canadian resident (or deemed Canadian resident) to whom the holder disposes of the Note, (ii) is entitled to receive all payments (including any interest and principal) made on the Note as beneficial owner, (iii) is not, and deals at arm’s length with each person who is, a “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act, (iv) holds the Note as capital property, (v) does not use or hold and is not deemed to use or hold the Note in or in the course of carrying on a business in Canada and (vi) is not an insurer carrying on an insurance business in Canada and elsewhere (a “Non-resident Holder”).
This summary is based upon the current provisions of the Canadian Tax Act and the Canadian Tax Regulations in force as of the date hereof, all specific proposals to amend the Canadian Tax Act and the Canadian Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing by the CRA prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations relevant to an investment in the Notes and, except for the Tax Proposals, does not take into account or anticipate any changes in law or CRA administrative policies or assessing practices, whether by way of legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal tax considerations or any provincial, territorial or non-Canadian tax considerations, which may differ materially from those discussed herein. While this summary assumes that the Tax Proposals will be enacted in the form proposed, no assurance can be given that this will be the case, and no assurance can be given that judicial, legislative or administrative changes will not modify or change the statements below.
The following is only a general summary of certain Canadian non-resident withholding and other tax provisions which may affect a Non-resident Holder of the Notes described in this pricing supplement. This summary is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-resident Holder and no representation with respect to the income tax consequences to any particular Non-resident Holder is made. Persons considering investing in Notes should consult their own tax advisors with respect to the tax consequences of acquiring, holding and disposing of Notes having regard to their own particular circumstances.
Based in part on the published administrative position of the CRA, any amount in excess of the Principal Amount of a Note paid or credited or deemed for purposes of the Canadian Tax Act to be paid or credited to a Non-resident Holder on the Note should not be subject to Canadian non-resident withholding tax. Should payments with respect to the Notes become subject to such withholding tax, TD will withhold tax at the applicable statutory rate and will not make payments of any additional amounts.
GENERALLY, THERE ARE NO OTHER CANADIAN TAXES ON INCOME (INCLUDING TAXABLE CAPITAL GAINS) PAYABLE BY A NON-RESIDENT HOLDER UNDER THE CANADIAN TAX ACT SOLELY AS A CONSEQUENCE OF THE ACQUISITION, OWNERSHIP OR DISPOSITION OF A NOTE.

Supplemental Plan of Distribution (Conflicts of Interest)
We have appointed TDS, an affiliate of TD, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, TDS will purchase the Notes from TD at the public offering price less any underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers. The public offering price for Notes purchased by certain fee-based advisory accounts will be between $989.20 (98.92%) and $1,000.00 (100.00%) per Note, which reflects a forgone underwriting discount with respect to such Notes (i.e., the underwriting discount specified on the cover of this pricing supplement with respect to such Notes may be as low as 0.00%). TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes.
We expect that delivery of the Notes will be made against payment for the Notes on or about [ ], which is the fifth (5th) business day following the Pricing Date (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days (“T+2”), unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than two business days from the Pricing Date, purchasers who wish to trade the Notes more than two business days prior to the Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.
Conflicts of Interest. TDS is an affiliate of TD and, as such, has a ‘‘conflict of interest’’ in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. TDS is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.
We, TDS or any of our affiliates may use this pricing supplement in the initial sale of the Notes. In addition, we, TDS or any of our affiliates may use this pricing supplement in a market-making transaction in a Note after its initial sale. If a purchaser buys the Notes from us, TDS or any of our affiliates, this pricing supplement is being used in a market-making transaction unless we, TDS or any of our affiliates informs such purchaser otherwise in the confirmation of sale.
Prohibition of Sales to EEA Retail Investors
The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.